UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1.	Other Relevant Information, dated November 24, 2020	3

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

Grifols has executed a binding Master Joint Venture Agreement (“MJVA”) with Egyptian based National Service Projects Organization ("NSPO") by means of which Grifols and NSPO will incorporate a new company under the laws of Egypt (the “JV”), through which they will join their industrial expertise and financial efforts for the development, construction and operation of 20 plasma collection centers throughout Egypt (capable of initially collecting approximately 600,000 liters of plasma annually), a fractionation facility with an annual fractionation capacity of up to one million liters of plasma and a purification and fill & finish facility.

With this project, Egypt will turn into a self-sufficient country in the collection of plasma and the manufacturing and procurement of plasma-derived therapies for patients in Egypt, all to ensure national security needs. For Grifols, this project will free-up plasma and manufacturing capacity, it will bring diversification to its plasma procurement sources and will create expansion opportunities in certain territories, as described further below.

The JV will be owned by Grifols and NSPO on a 49%-51% basis respectively. This notwithstanding, the agreement provides for a vast list of matters which will require unanimous consent of both shareholders in order to be approved.

The JV will follow equivalent quality, safety and general operation standards as are applied by Grifols in its worldwide operations, and hence, as part of the recognized value to be contributed by Grifols into the JV, Grifols will provide its knowledge and expertise in the industry as well as know-how and technology held by it, providing, among others, engineering services and quality assurance support to set the infrastructure and processes of the JV to the strictest quality and safety standards. It is planned that the facilities will be validated by recognized international regulatory agencies, such as the European Medicines Agency (EMA) or the International Quality Plasma Program (IQPP), among others.

Moreover, through a contract manufacturing agreement and whilst the manufacturing facilities are pending to be finalized and fully up and running, Grifols will secure the processing of the plasma collected in Egypt into plasma-derived products to serve Egyptian national needs.

Further, the total expected capital expenditure for the project is estimated to be US$300M and is to be disbursed by the shareholders according to their percentage ownership, on a need-be basis. An initial aggregate investment of US$20M will be made by Grifols and NSPO upon the incorporation of the JV in order to support immediate operations.

The agreement also provides that for the implementation of any similar project (including the commercialization of plasma or plasma derived products) in certain countries within the Middle East and the entire African continent, Grifols and NSPO shall exclusively work through the JV.

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Furthermore, it must be noted that the non-binding term sheet executed by and between Grifols and the Public Investment Fund of the Kingdom of Saudi Arabia and communicated as “Other Relevant Information” on 18 February 2020 has been terminated by mutual agreement between the parties.

In Barcelona, on 24 November 2020

Nuria Martín Barnés
Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 24, 2020

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